UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 4, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of the Approved Resolutions at the Second Extraordinary General Meeting in 2020

ASLAN Pharmaceuticals Limited (the “Company”) announced the following resolutions at the Company’s second Extraordinary General Meeting (the “Meeting”) held on September 4, 2020:

1.	Reporting items:
i.

Conversion plan of the Company’s ordinary shares to Nasdaq-listed American Depositary Shares and Frequently Asked Questions.  A copy of the same is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

2.	Discussion items:
i.

Cessation of the Company’s public company status in Taiwan (“Cessation of Public Company Status”) (supermajority resolution), following termination of trading of the Company’s ordinary shares on the Taipei Exchange (“the TPEx”);

ii.

Replacing the Eighth Amended and Restated Memorandum and Articles of Association with the Ninth Amended and Restated Memorandum and Articles of Association (special resolution), conditional on Cessation of Public Company Status.

iii.	Redenominating Share Capital - as an ordinary resolution that the authorized share capital of the Company be redenominated to U.S. dollars, conditional on Cessation of Public Company Status;
iv.

Reducing Share Capital - as a special resolution that the share capital of the Company be reduced toUS$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each (the “Capital Reduction”), conditional on Cessation of Public Company Status and conditional upon the receipt of an order of the Grand Court of the Cayman Islands approving the Capital Reduction;

v.

As a special resolution that, conditional upon the receipt of an order of the Grand Court of the Cayman Islands approving the Capital Reduction, that the Ninth Amended and Restated Memorandum and Articles of Association adopted be replaced in their entirety with the Tenth Amended and Restated Memorandum and Articles of Association; and

vi.

Transferring non-physical shares - as an ordinary resolution that, the Company transfer non-physical shares from the general account kept at Taiwan Depositary & Clearing Corporation to the Branch Registrar, CAPITAL Securities Co., Ltd.

All aforesaid discussion resolutions were unanimously passed by the shareholders at the Meeting.

On August 25, 2020, the Company’s ordinary shares ceased trading on the TPEx. In connection with the approval of the Cessation of Public Company Status, the Company has filed with the Securities and Futures Bureau of the Financial Supervisory Commission of Taiwan application for the removal of the Company’s public company status in Taiwan.

Exhibits
Exhibit Number	Exhibit Description

99.1	Conversion Plan and Frequently Asked Questions document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: September 4, 2020